Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Orexigen Therapeutics, Inc. for the registration of its Debt Securities, shares of its Preferred Stock, Common Stock, Debt Warrants, Equity Warrants and Units and to the incorporation by reference therein of our reports dated March 13, 2012, with respect to the financial statements of Orexigen Therapeutics, Inc., and the effectiveness of internal control over financial reporting of Orexigen Therapeutics, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Diego, California

September 14, 2012